Quick Law Group
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

September 25, 2006

Messeret Nega, Esq.
Rolaine Bancroft, Esq.
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20548

  Re:
  Crystal International Travel Group, Inc.
  Amendment no. 2 to Registration Statement on Form SB-2
  Filed September 25, 2006
  File No. 333-136143

Dear Ms. Nega and Bancroft,

Thank you for your comment letter dated August 18, 2006 regarding the registration statement of Crystal International Travel Group, Inc. (the "Company"). The Company appreciates the opportunity to provide as clear as possible communication about its business and plan of operations to its investors and the investing public.

The below comments reference page numbers of marked versions of Amendment no. 2 which will arrive under separate cover. We hope this letter and the additional disclosure will help you and others understand how the Company is and plans to provide value to its investors and stakholders.

  Registration Statement

  General

  1.
  The Company has significantly revised its Business and MD&A sections in an attempt to give a clear and precise description of its business and its future plan of operations. To the extent possible, they have provided estimates of when they hope to accomplish their various objectives. For example, on page 50, the Company indicates that it hopes to have 50 home based agents (which are described in more detail on page 17) by the end of 2007, though it will depend on whether enough attractive candidates can be located and whether the Company has adequate resources to pursue such candidates. On page 13, the Company indicates it expects to be cash flow positive by February of 2007.

  2.
  Rule 415(a)(1)(i) allows for securities to be registered for an offering to be made in the future provided that the registration statement pertains only to (i) securities which are to offered or sold solely by or on behalf of a person or person other than the registrant or (ii) securities which are to be issued upon the exercise of outstanding warrants or upon the conversion of other outstanding securities. Each of the selling shareholders contained in the registration statement meet one or both of these conditions. While the Company understands that it is registering a larger number of shares, it believes that because it is registering 225% of the shares underlying the Notes to satisfy its contractual commitments a substantial number of the shares will never be pulled off of the shelf.

  3.
  No pictures or graphics will be added.

  Cover Page

  4.
  The cover page and the footnote on page 2 have been revised to reflect the correct number.

  5.
  On page 1, the Company has revised its summary to provide additional explanation as to how it plans to "merge" the various aspects of the travel business. Additionally, it has attempted to provide a more concise, specific description of what is in doing currently and what is plans to do in the near future. These changes are also made in the Business section.

  6.
  On page 12, the Company includes additional disclosure regarding its source of revenues, both from Mobile Reach Technologies, Inc. and the travel business.

  7.
  The marketing language contained in the summary and Business section have been removed and the Company has replaced them with precise, detailed explanations and examples of what they are doing, how they plan to do them and, if possible, when they hope to accomplish them.

  8.
  On pages 1 and 14 through 19, the Company significantly adds to the description of its business and its plan of operations, including where possible the timing of the Company's objectives.

  9.
  On pages 1 and 13, the Company revised its disclosure to clarify its existing cash resources.

  10.
  On page 13, the Company includes its monthly burn, which is currently $150,000.

  Risk Factors

  11.
  On pages 5 and 15, the Company expands its disclosure on the problems with the SunTrips brand and how it plans to fix these problems.

  12.
  On page 5, the Company describes the skill sets of specific individuals within the Company who will be involved in the business.

  13.
  On pages 14 through 16, the Company describes how it will grow organically and, provided that the appropriate resources are available, through acquisitions.

  14.
  On page 17, the Company indicates it does not currently have any acquisition plans, however if attractive candidates present themselves they will evaluate the candidates and the Company's ability to acquire, integrate and operate such candidates effectively.

  15.
  On pages 7 and 23, the Company has revised the numbers to make them consistent.

  Description of the Agreement with the Holders of the 6% Callable Convertible Secured Promissory Notes

  16.
  Pursuant to the March 1999 supplement to the Division's Manual of Publicly Available Telephone Interpretations (the "Manual"), if an investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date, then the issuer may register our Common Stock underlying the convertible securities. The Manual continues also states that when an issuer attempts to register for resale shares of its Common Stock underlying unissued, convertible securities, the PIPEs analysis applies to the convertible security, not to the underlying common stock.

    In the case of the Company's private placement, each of the investors entered a Securities Purchase Agreement creating an irrevocable obligation to purchase additional Convertible Promissory Notes, subject only to conditions outside their control. Specifically, (i) within two business days of the filing of the registration statement, the investors were required to purchase an additional $630,000 Convertible Promissory Notes (each investor fulfilled its obligation under this requirement) and (ii) within two business days of the effectiveness of the registration statement in question the investors are required to purchase an additional $735,000 Convertible Promissory Notes.

    According to the Manual, the PIPEs analysis applies to the Convertible Promissory Notes, not the underlying Common Stock. The purchase price of the Convertible Promissory Notes to be issued following effectiveness is a set price of $735,000 and is not based on market price or a fluctuating ratio. Further, the issuance of the Convertible Promissory Notes is not subject to any closing conditions within any investor's control, such as satisfactory completion of due diligence. Moreover, as noted, the closing will occur within a short time (i.e., two business days) of the effectiveness of the registration statement.

  17.
  Pursuant to the analysis above, the Company believes that it is appropriate to include the shares underlying the Convertible Promissory Notes. The same analysis applies to the Warrants which are issued pro rata in connection with the issuance of the Convertible Promissory Notes. The exercise price of the Warrants to be issued following effectiveness is a set price of $.50 and is not based on market price or a fluctuating ratio. Further, the issuance of the Warrants, which is directly tied to the issuance of the Convertible Promissory Notes, is not subject to any closing conditions within any investor's control, such as satisfactory completion of due diligence. And, as with the Convertible Promissory Notes, the closing will occur within a short time (i.e., two business days) of the effectiveness of the registration statement.

  18.
  On pages 9 and 10, the Company updates both the gross and net proceeds relating to the financing as of the date of filing.

  Price Range of Our Common Stock

  19.
  On page 11, the Company modifies its disclosure regarding its reverse stock split as appropriate.

  Management's Discussion and Analysis of Financial Condition

  20.
  On page 12, the Company indicates what it is licensing to Spectrum Mobile, Inc. and the terms upon which it is licensing. It has also indicated why it feel the License Agreement is inadequate.

  21.
  On page 12, the Company revises its disclosure to indicate the reasons for the decrease in revenue. At this date, the Company does not expect to have any additional "deferred revenue".

  22.
  On page 12, the Company indicates the decrease in revenue is a result of the License Agreement with Spectrum Mobile.

  Liquidity and Capital Resources

  23.
  On page 13, the Company indicates that as a result financing relating to the 6% Callable Promissory Notes it has adequate cash to last until February 2007, at which point it believes it will be cash flow positive. If this does not occur, it will have to obtain additional financing at that point.

  24.
  The Company discloses the material terms of the financing under the caption "DESCRIPTION OF AGREEMENTS WITH THE HOLDERS OF THE 6% CALLABLE SECURED CONVERTIBLE NOTES" and the agreements were filed as exhibits to a Form 8-K filed by the Company on July 7, 2006.

  Business

  General

  25.
  On page 14, the Company describes the development of its business for the last three years.

  Business Strategy

  26.
  The Company has deleted the reference to "strategic bulk scheduled service contracts by geographical zones."

  27.
  On page 15, the Company expands its disclosure to include specific reasons for the SunTrips failure as well as identified specific avenues to avoid the same pitfalls.

  28.
  The Company has deleted the reference to the industry standard.

  29.
  On pages 15 and 16, the Company discloses all of the intellectual property in question.

  30.
  On pages 15 and 16, the Company discloses additional information regarding SunTrips, including why it failed and how the Company plans to effectively utilize the assets of SunTrips in ways to avoid the past mistakes.

  Expand Our Leisure, Meeting and Incentive and Corporate Travel Business

  31.
  On pages 14 through 16, the Company discloses additional information regarding its home based agent program, how it will work and how it will potentially grow the program.

  Expand Crystal's Product and Service Offerings

  32.
  On pages 12 and 16, the Company describes how it generates revenue from the travel business.

  Marketing and Promotions

  33.
  The Company has deleted the references to "drive traffic and conversion" and "industry first all inclusive loyalty effort" and has updated its disclosure on page 17 to give more meaning and clarity to its plans.

  Description of Property

  34.
  On page 19, the Company expands it disclosure regarding its leased property, including its costs and the Company's future needs and plans with respect to space.

  Description of Property

  35.
  On page 19, the Company revised its disclosure to include a recently filed lawsuit.

  Management

  36.
  On pages 20 and 21, the Company revised its disclosures regarding its officer and directors for the past five years.

  Security Ownership of Beneficial Owners and Management

  37.
  The Company has deleted the reference to footnote 6.

  Certain Relationships and Related Transactions

  38.
  On page 23, the Company describes when it plans to enter into a Consulting Agreement with Mr. Dugan.

  Selling Stockholder Table

  39.
  On pages 24 through 28, the Company has revised the selling stockholder table to indicate with selling stockholders are registered broker dealers or who are affiliated with a broker-dealer.

  40.
  On pages 24 through 28, the Company has revised the selling stockholder table to indicate the natural person(s) with voting or investment control over those selling stockholders who are not natural persons.

  41.
  On page 28, the Company described the various settlement and release agreement relating to the specific selling stockholders.

  Plan of Distribution

  42.
  On page 30, the Company indicates that any selling stockholder who is a broker-dealer is an underwriter.

  Where You Can Find More Information

  43.
  On page 32, the SEC's address has been updated.

  Mobile Reach International, Inc. and Subsidiaries

  44.
  The index on F-1 has been updated for the financial statements that follow on F-2 through F-11.

  Part II, Item 26

  45.
  The Company has revised to include aggregate offering price for all issuances of securities.

  Exhibit 5.1

  46.
  The opinion has been revised to specify the securities to which it relates.

  47.
  The opinion now references Delaware law.

Please do not hesitate to contact me at (720) 259-3393 or (303) 641-3735 with any questions or concerns. The Company's Chief Executive Officer can be reached at (973) 644-0900 or (908) 938-1172.

We both look forward to working with you through this process.

                      Best regards,

                      /s/ Jeffrey M. Quick

                      Jeffrey M. Quick

cc:
Mr. Fabrizzio Busso-Campana
Crystal International Travel Group, Inc.